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                           October 24, 2022

       John W. Gibson, Jr.
       Chief Executive Officer
       Flotek Industries, Inc.
       8846 N. Sam Houston Parkway W.
       Houston, Texas 77064

                                                        Re: Flotek Industries,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 18,
2022
                                                            File No. 333-267916

       Dear John W. Gibson, Jr.:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sean
Healy at (202) 551-5586 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Brandon T. Byrne, Esq.